Contact:
Jonathan Burgin
CFO
(+972) 77-774-5060
jonathanb@radcom.com

FOR IMMEDIATE RELEASE

RADCOM ANNOUNCES CHANGE IN SENIOR MANAGEMENT

TEL-AVIV, Israel – February 23, 2011-- RADCOM Ltd. (RADCOM) (NASDAQ: RDCM) today announced that Mr. Jonathan Burgin, its CFO since 2006, will be leaving RADCOM effective May 21, 2011. The Company expects to announce his replacement in advance of Mr. Burgin’s departure.

“We deeply appreciate the contribution that Jonathan has made to RADCOM over the past five years,” commented Mr. David Ripstein, RADCOM’s President and CEO. “During exceedingly challenging times, Jonathan led the process of securing two PIPE transactions and was a leading player in our successful turnaround. We wish him every success in the future.”

Mr. Jonathan Burgin added, “I am proud to have been part of RADCOM’s successful turnaround and its impressive growth during the past two years. I am confident that the Company and its excellent team will continue growing its business, establishing RADCOM as the leading provider of network Service Assurance solutions.”

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About RADCOM
RADCOM provides innovative service assurance solutions for communications service providers and equipment vendors. RADCOM specializes in solutions for next-generation networks, both wireless and wireline. RADCOM's comprehensive, carrier strength solutions are used to prevent service provider revenue leakage and enable management of customer care. RADCOM's products facilitate fault management, network service performance analysis, troubleshooting and pre-mediation with an OSS/BSS. RADCOM's shares are listed on the NASDAQ Capital Market under the symbol RDCM. For more information, please visit www.RADCOM.com.

Risks Regarding Forward-Looking Statements

Certain statements made herein that use the words “estimate,” “project,” “intend,” “expect,” “'believe” and similar expressions are intended to identify forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve known and unknown risks and uncertainties that could cause the actual results, performance or achievements of the Company to be materially different from those that may be expressed or implied by such statements, including, among others, changes in general economic and business conditions and specifically, decline in the demand for the Company’s products, inability to timely develop and introduce new technologies, products and applications, and loss of market share and pressure on prices resulting from competition. For additional information regarding these and other risks and uncertainties associated with the Company’s business, reference is made to the Company’s reports filed from time to time with the United States Securities and Exchange Commission. The Company does not undertake to revise or update any forward-looking statements for any reason.